SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2009	Commission File Number: 1-9059
BARRICK GOLD CORPORATION
(Name of Registrant)
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Barrick Gold Corporation’s (“Barrick”) management’s discussion and analysis for the financial year ended December 31, 2008 (the “2008 MD&A”) included as Exhibit 99.2 to this Form 6-K and the summary mineral reserves and mineral resources information included as Exhibit 99.3 to this Form 6-K supersede the management’s discussion and analysis included on pages 7 to 53 in Exhibit 99.1 to Barrick’s Form 6-K furnished to the Commission on February 23, 2008 and the summary mineral reserves and mineral resources information included in pages 110 to 115 of Barrick’s Form 6-K furnished to the Commission on February 23, 2008, respectively.
INCORPORATION BY REFERENCE
The annual audited consolidated financial statements of Barrick for the year ended December 31, 2008, including consolidated balance sheets as at December 31, 2008 and December 31, 2007 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2008 and related notes, together with the auditors’ report thereon (the “2008 Audited Financial Statements”), the 2008 MD&A and the summary mineral reserves and mineral resources information included as Exhibits 99.1, 99.2 and 99.3 to this Form 6-K, respectively, are incorporated by reference into the Registration Statement on Form F-9 and Form F-3 of Barrick, Barrick North America Finance LLC and Barrick Gold Financeco LLC (File Nos. 333-151327, 333-151327-02 and 333-151327-01).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
Date: March 19, 2009	By:	/s/ Sybil E. Veenman
		Name:	Sybil E. Veenman
		Title:	Senior Vice President, Assistant General Counsel and Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	2008 Audited Financial Statements
99.2	2008 MD&A
99.3	Summary Mineral Reserves and Mineral Resources
99.4	Articles of Amalgamation of Barrick
99.5	Consent of PricewaterhouseCoopers LLP